Mail Stop 3561
December 6, 2005

Eric Lung, President
Paracap Corporation
5525 West Boulevard, Suite 443
Vancouver, British Columbia
Canada V6M 3W6

      Re:	Paracap Corporation
		Amendment No. 2 to Registration Statement on Form SB-2
      Filed November 25, 2005
		File No. 333-128253

Dear Mr. Lung:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement Cover Page
1. Please refer to comment 2 in our letter dated November 10, 2005.
You must include your IRS Employer Identification number. As a company incorporated in the United States, Nevada in your case, you need an Employer Identification number regardless of whether you intend to employ any U.S. citizens.

Prospectus Cover Page
2. Your explanation of why Mr. Lung should not be considered to be acting as a dealer does not seem address the concerns enunciated in comment 3 in our letter dated November 10, 2005. Please include your detailed legal argument as to why Mr. Lung should not be considered to be engaged in the business of buying and selling securities in Paracap for his own account.

Description of Business
Management Licensing Agreement
3. We reissue a portion of comment 10 in our letter dated November
10, 2005.   Your response letter and disclosure indicated that
this
is the first time that Beta has engaged in a venture to construct a liquor stores and enter into a management agreement with another party. Given that Beta has never engaged in this line of business prior to the current venture, it does not seem appropriate to indicate that Beta is in the business of constructing liquor stores and entering into management agreements with other parties.
Please
indicate that Beta has no prior history or experience in this field.

Insurance
4. We note your response to comment 13 in our letter dated
November
10, 2005.   You indicate that you must have insurance coverage
prior
to beginning operations. Your current discussion indicates that the costs of insurance coverage may exceed your current available cash and that the expenses would need to be paid upfront. Please explain how you intend to pay for the insurance coverage.

Management`s Discussion and Analysis or Plan of Operation
Plan of Operation for the Next Twelve Months
5. We note your response to comment 14 in our letter dated
November
10, 2005. You disclose that you expect to pursue additional financing to fund your cash needs prior to operations. One of the stated ways that you intend to obtain cash is from a short-term loan from your director. Please indicate whether Mr. Lung has the current wherewithal to grant a loan or whether the loan would originate from proceeds from a distribution of shares to the public. Additionally, please outline how much you expect to receive from each of your potential sources of cash.
6. We note your response to comment 15 in our letter dated
November
10, 2005. In the bullet points in the second full paragraph of this section, you discuss the costs that you expect to incur before commencing operations. In the sixth and third to last paragraphs, you identify the expenses for which you or Beta is responsible. Please reconcile the disclosure throughout this section so the identification of who is responsible for specific expenses is consistent.

Principal and Selling Shareholders
7. Please refer to comment 17 in our letter dated November 10,
2005
in which we requested your analysis of common share issuance pricing.
Your response indicated that the reason some shares were issued at $0.001 per share and some shares were issued at $0.01 per share on the same day was because the change in price was due to a verbal agreement at noon on the day of the first issuance. However, your disclosure under "Sales of Unregistered Securities" indicates that the difference in price took place on April 20, 2005. Then, six days later, the price has again decreased to $0.001 per share. On May 10,
2005, you again had shares issued the same day which increased ten-fold in price. Please tell us the basis for issuing some common shares at $0.001 per share and some common shares for $0.01 per share on the same day for each instance.

Financial Statements
8. Please note you will need to update your financial statements on
December 13, 2005.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, Ellie Quarles, Special Counsel, at (202) 551-3238,
or me at (202) 551-3720 with any other questions.


								Sincerely,



								H. Christopher Owings
								Assistant Director

??

??

??

??

Eric Lung, President
Paracap Corporation
December 6, 2005
Page 1